UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-31461

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DRIVEWEALTH INSTITUTIONAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 WALL STREET
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gina Tuccio	914-772-4592	gtuccio@dwinst.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAICH ENDE & MALTER & CO., LLC
(Name – if individual, state last, first, and middle name)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

6/23/2004	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Donato J. Cuttone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DRIVEWEALTH INSTITUTIONAL, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BIANCA ENRIQUE
NOTARY PUBLIC OF NEW JERSEY
Commission # 50167087
My Commission Expires 08/03/2026

Signature:

Title: CHIEF EXECUTIVE OFFICER

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DriveWealth Institutional, LLC

Financial Statement
For the year ended 12/31/2021
(Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934)

Public Document

DriveWealth Institutional, LLC

For the Year Ended December 31, 2021

Table of Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statements

    Statement of Financial Condition   2

    Notes to Financial Statement   3-6



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
DriveWealth Institutional LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DriveWealth Institutional LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DriveWealth Institutional LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DriveWealth Institutional LLC's management. Our responsibility is to express an opinion on DriveWealth Institutional LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DriveWealth Institutional LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as DriveWealth Institutional LLC's auditor since 2005.
New York, New York
March 1, 2022

DriveWealth Institutional, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	24,370,195
Receivables from clearing brokers		11,801,252
Receivables from other brokers		1,348,997
Deposit accounts with clearing brokers		257,265
Capitalized technology development costs		431,309
Due from related parties		1,087,281
Other assets		150,111
TOTAL ASSETS	$	39,446,410

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	1,942,375
Due to related parties		3,691,797
Commissions payable		374,517
TOTAL LIABILITIES		6,008,689
MEMBER'S EQUITY		33,437,721
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	39,446,410

The accompanying notes are an integral part of these financial statement.

Notes to Financial Statement
For The Year Ended December 31, 2021

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, LLC (the "Company") was organized on January 21, 2016 under the laws of the State of New York. Pursuant to a membership interest purchase agreement, effective January 1, 2021, the Company was acquired as a wholly-owned subsidiary of DriveWealth Holdings, LLC (the "Holding Company"). On January 28, 2021, the Company changed its name to DriveWealth Institutional LLC.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC').

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3(k)(2)(ii). The Company executes proprietary trading of securities for its own account.

The Holding Company also wholly owns the subsidiaries DriveWealth, LLC, DriveWealth Technologies, LLC, and DriveDigital LLC. DriveWealth, LLC is a broker-dealer which sends retail flow through to DriveWealth Institutional, LLC to execute. DriveWealth Tech, LLC provides technology services to the Company, such as IT support and cloud management. DriveDigital, LLC does not conduct business with the Company, except where there are shared overhead expenses such as meals and entertainment.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents
Cash consists of deposits with banks, which are all highly liquid investments with original maturities of three months or less at the time of purchase.

Income Taxes

The Company is a single member, limited liability company and is therefore a disregarded entity for tax purposes. The Holding Company, the sole member of the Company, files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions inclusive of the Company's assets, liabilities, income and expenses. The Holding Company is a limited liability company electing to be treated as a partnership for tax purposes. Accordingly, no provision has been made for U.S. federal or New York State income taxes since, as a partnership, taxable income or losses are reported by the partners. No provision has been made for the New York City unincorporated business tax liability, attributed to the Company, which is payable by the Holding Company, its sole member, responsible for these taxes.

The Holding Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities (Tax Authorities) in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has no uncertain tax positions at December 31, 2021. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income taxes payable and as a component of income tax expense.

Credit Losses

ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the guidance. Revenue related receivables amounted to $13,150,249 and $2,209,843 at December 31, 2021 and 2020, respectively.

Lease Accounting

The Company has an expense sharing agreement with the Holding Company for a short-term lease at the Jersey City, NJ office. The allocated charge to the Company is 19.504% of the total monthly cost. The Company also has three month-to-month leases, in New York City, NY, Palm Beach Gardens, Florida, and Naples, Florida, which are short-term in nature.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company recognizes short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations for its various office locations are on a month to month basis which are deemed to be short term.

4

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM CLEARING AND OTHER BROKERS

As of December 31, 2021, the amount due from clearing and other brokers includes commissions earned and not paid out by the Clearing Brokers and direct billings to various other brokers, net of applicable clearing charges and fees. In addition, the Company has cash balances at the clearing brokers, including the required clearing deposits and minimum equity accounts pursuant to the clearing agreements.

Amounts receivable from the clearing and other brokers at December 31, 2021 consists of the following:

	2021
Commissions earned and cash balances	
Due from clearing brokers	$ 11,801,252
Direct billing due from other brokers	1,348,997
	13,150,249
Deposit accounts with clearing brokers	257,265
	$ 13,407,514

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements.

Pursuant to clearing agreements, the Company may offset receivable and payable balances in the accounts held at the clearing brokers.

4 - CAPITALIZED TECHNOLOGY DEVELOPMENT COSTS
The Company has combined with outside third-party software developers in developing a principal facilitation tool to power their institutional and principal trading division. This software connects the marketplace with customers and allows a retail broker the ability to provide free trading with payment for order flow on a principal basis.

Capitalized technology development costs are stated at cost and are summarized at December 31, 2021 as follows:

Principal Facilitation Engine	$ 570,386
Accumulated Amortization	$ (139,077)
	$ 431,309

As of December 31, 2021, the Company has determined that the technology has reached feasibility in conjunction with the acquisition of the technology at December 31, 2021 pursuant to the membership interest purchase agreement discussed in Note 1. Therefore, beginning January 1, 2021, amortization commenced.

5 - RELATED PARTY TRANSACTIONS

The Company may advance funds to the Holding Company and members of the Holding Company. Such advances are non-interest bearing and are due on demand. At December 31, 2021, the Due to and Due From Related Parties was as follows.

Due From Related Parties			Due To Related Parties		
DriveWealth Holdings, LLC	$	309,812	DriveWealth Holdings, LLC	$	47,217
DriveWealth Technologies, LLC		740,646	DriveWealth Technologies, LLC		390,000
DriveWealth, LLC		3,049	DriveWealth, LLC		3,254,580
DriveDigital		33,774	Total	$	3,691,797
Total	$	1,087,281			

6 - CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2021, the Company's cash and cash equivalents balances on deposit exceeded FDIC insurance limits by $24,120,195.

Three customers represented approximately 43% of receivables from other brokers at December 31, 2021.

7 - PENSION PLAN

The Company maintains an employer non-contributory 401(k) plan which covers all employees who meet the prescribed eligibility requirements. Employees may contribute a percentage of their eligible compensation up to the maximum allowable by law.

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital, as defined, of $30,937,170 which was $30,536,590 in excess of its required net capital of $400,579. The Company's net capital rate was 19%.

9 - OFF BALANCE SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10 - PAYCHECK PROTECTION PROGRAM LOAN AND COVID-19

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this pandemic are uncertain. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company.

12 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between January 1, 2022 and March 1, 2022, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.